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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

INLAND REAL ESTATE CORPORATION
(Exact name of registrant as specified in its charter)

Maryland (State of incorporation or organization)	36-3953261 (I.R.S. Employer Identification No.)
2901 Butterfield Road, Oak Brook, Illinois (Address of principal executive offices)	60523 (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered:	Name of each exchange on which each class is to be registered:
Common Stock, $0.01 par value per share	New York Stock Exchange

        If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.    ☒

        If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.    ☐

        Securities Act registration statement file number to which this form relates (if applicable): None

Securities to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Item 1.    Description of Registrant's Securities to be Registered.

        The securities to be registered are shares of common stock, par value $0.01 per share ("Common Stock"), of Inland Real Estate Corporation ("Inland"). The following is a description of the Common Stock, as well as the rights, preferences and restrictions of other authorized capital stock of Inland (the "preferred stock") that may affect the rights of holders of Common Stock if and when issued. The following description is qualified in its entirety by reference to the terms of Inland's Third Articles of Amendment and Restatement (a copy of which was filed with the Securities and Exchange Commission on July 14, 2000 as Exhibit 3.1 to the Current Report on Form 8-K dated July 1, 2000) (the "Restated Articles") and Inland's Amended and Restated Bylaws (a copy of which was filed with the Securities and Exchange Commission on March 30, 2001 as Exhibit 3.2 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2000) (the "Bylaws"), each of which is incorporated herein by reference for all purposes.

Authorized Shares

        The Restated Articles authorize Inland to issue 100,000,000 shares of Common Stock and 6,000,000 shares of preferred stock.

Common Stock

        Voting Rights.    Each share of Common Stock has the same relative rights and is identical in all respects with every other share of Common Stock. Each share of Common Stock entitles the holder to one vote per share on each matter submitted to a vote of the stockholders except (i) to the extent voting rights may be limited as discussed in "—Restriction on Transfer and Acquisition of Common Stock" below and (ii) that, with respect to shares of Common Stock owned by members of the Board of Directors or an "Affiliate" (as that term is defined in the Restated Articles), neither the members of the Inland's Board of Directors (the "Board of Directors") nor any Affiliate can vote or consent on matters submitted to the stockholders regarding the removal of any member of the Board of Directors or any Affiliate or any transaction between Inland and any member of the Board of Directors or any Affiliate. With respect to the preceding clause (ii) only, shares of Common Stock held by any member of the Board of Directors or any Affiliate will not be included to determine the number of outstanding shares of Common Stock entitled to vote on the matters described in that clause. Stockholders are entitled to vote by written consent and do not have cumulative voting rights.

        Distributions.    Inland currently pays distributions to its stockholders on a monthly basis in an amount determined by the Board of Directors out of funds legally available therefor. If Inland issues any preferred stock, the holders thereof may have a priority over the holders of the Common Stock with respect to the receipt of distributions. Notwithstanding the foregoing, holders of shares of "Excess Stock" (as that term is defined in the Restated Articles; see "—Restrictions on Transfer and Acquisition of Common Stock" below) are not entitled to receive distributions paid by Inland.

        Liquidation.    In the event of any liquidation or dissolution of Inland, each issued and outstanding share of Common Stock would be entitled to participate pro rata in the assets of Inland that remain after paying, or providing for payment, of all known debts and liabilities of the company. If any preferred stock is issued, the holders thereof may have a priority over the holders of the Common Stock to any assets distributed in a liquidation or dissolution of the company. Notwithstanding the foregoing, holders of shares of Excess Stock are not entitled to receive liquidating distributions.

        Restrictions on Acquisition of the Common Stock.    See "—Restrictions on Transfer and Acquisition of Common Stock" and "—Certain Anti-Takeover Provisions in the Restated Articles and Bylaws" below for discussions of the restrictions and other limitations on the acquisition of shares of Common Stock.

        Other Characteristics.    Holders of the Common Stock do not have preemptive rights to purchase or subscribe to any additional shares of Common Stock or any other security that may be issued by Inland. Shares of Common Stock generally are not subject to call for redemption. Shares of Excess Stock will, however, be deemed to have been offered for sale to Inland or its designee in accordance with the terms of Article VIII of the Restated Articles. See "—Restrictions on Transfer and Acquisition of Common Stock" below.

        Issuance of Additional Shares.    The Board of Directors is authorized to issue additional shares of Common Stock or securities convertible into Common Stock and to classify or reclassify, as the case may be, any unissued shares of Common Stock without prior stockholder approval.

Preferred Stock

        Inland has not issued any of the authorized shares of preferred stock. The Board of Directors presently has no plans, proposals, arrangements or understandings to issue any of these shares. The Board of Directors is authorized to issue preferred stock, in one or more series, and to fix and state the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption. Subject to the terms of any other series of preferred stock outstanding at the time, the Board of Directors is authorized to issue additional shares of preferred stock or securities convertible into preferred stock and to classify or reclassify, as the case may be, any unissued shares of preferred stock without prior approval. Any preferred stock that is issued is likely to rank senior to the Common Stock as to dividend rights, liquidation preferences or both, and may have full or limited voting rights. The issuance of any preferred stock with voting or other rights could adversely affect the voting power of the holders of shares of Common Stock.

Restrictions on Transfer and Acquisition of Common Stock

        Restrictions contained in the Restated Articles.    The following discussion is a general summary of certain provisions of the Restated Articles of Inland that restrict the transfer and acquisition of Common Stock. The description of these provisions is necessarily general and reference should be made in each case to the Restated Articles.

        In order to qualify as a REIT under the Code, shares of Inland's capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Further, not more than 50% of the value of the issued and outstanding shares of capital stock may be owned, directly or indirectly, by five or fewer individuals during the last half of a taxable year or during a proportionate part of a shorter taxable year. Article VIII of the Restated Articles contains several provisions that restrict the transfer and acquisition of Common Stock to ensure that Inland continues to qualify as a REIT.

        Subject to certain conditions and exceptions, Article VIII of the Restated Articles provides that no person or entity may "beneficially own" more than 9.8%, in terms of number of shares or value (the "Ownership Limit"), of Inland's outstanding capital stock. In addition, Article VIII prohibits any transfer that would result in (i) the capital stock being beneficially owned by less than 100 persons or (ii) Inland becoming a "closely held" company within the meaning of Section 856(h) of the Internal Revenue Code of 1986, as amended (the "Code"). Any transfer in violation of these restrictions is deemed void ab initio and the intended transferee will not acquire any rights in the shares of capital stock exceeding the Ownership Limit. Any person who purports to acquire shares in violation of the ownership limitations must immediately give notice to Inland or, in the event of a proposed transfer, give at least 15 days prior written notice to Inland of the proposed transfer. In either event, the person also must provide Inland with any other information requested by the company to determine the effect, if any, of the purported or proposed transfer on Inland's status as a REIT. The foregoing restrictions on transferability and ownership will not apply if the Board of Directors determines that it is no longer in the best interests of the company to attempt to qualify, or to continue to qualify, as a REIT.

        In limited circumstances, the Board of Directors may waive the Ownership Limit if the Board of Directors receives satisfactory evidence that the proposed level of ownership will not, among other things, adversely affect Inland's tax status as a REIT. As a condition to receipt of a waiver, the intended transferee must give written notice to Inland of the proposed transfer no later than 15 days prior to any transfer which, if effected, would result in the intended transferee owning shares exceeding the Ownership Limit. The Board of Directors also may require opinions of counsel, affidavits, undertakings or agreements as it may deem necessary or advisable in order to determine or ensure Inland's status as a REIT.

        In limited circumstances, the Board of Directors may from time to time increase or decrease the Ownership Limit. In no event, however, may the ownership level be increased if, after giving effect to such increase, five beneficial owners of common stock could "beneficially own" in the aggregate more than 50.0% in number or value of the outstanding shares of capital stock. Prior to any such modification of the Ownership Limit, the Board of Directors may require opinions of counsel, affidavits, undertakings or agreements as it may deem necessary or advisable in order to determine or ensure Inland's status as a REIT.

        In the event that the Board of Directors does not waive or modify the Ownership Limit, all shares of capital stock exceeding the Ownership Limit (rounded up to the nearest whole share) will constitute "Excess Stock" (as that term is defined in the Restated Articles). Excess Stock is deemed to have been transferred to Inland, as trustee of a trust for the benefit of the beneficiary or beneficiaries to whom an interest in the Excess Stock may later be transferred pursuant to Section 18 of Article VIII. Shares of Excess Stock held in trust are not transferable but are deemed issued and outstanding stock. Neither the holder of any Excess Stock nor any beneficiary of the trust is entitled to any distributions (whether as dividends or as distributions upon liquidation, dissolution or winding up) in respect of the Excess Stock. Further, the "Purported Record Transferee" (as that term is defined in the Restated Articles) of shares of Excess Stock is not entitled to vote on any matter with respect to those shares of Excess Stock and has no rights in the Excess Stock except the right to designate a beneficiary of an interest in the trust (representing the number of shares of Excess Stock held by the trust attributable to a purported transfer that resulted in the Excess Stock) upon the terms specified in Section 18 of Article VIII. The "Purported Beneficial Transferee" (as that term is defined in the Restated Articles) will have no rights in the Excess Stock except as provided in Section 18 of Article VIII.

        Shares of Excess Stock are deemed to have been offered for sale to Inland, or its designee, at a price per share equal to the lesser of (i) the price per share in the transaction that created the Excess Stock (or, in the case of a devise or gift, the market price at the time of the devise or gift) and (ii) the market price of the capital stock to which the Excess Stock relates on the date that Inland, or its designee, accepts the offer. Inland has the right to accept the offer for a period of 90 days after the later of (i) the date of the transfer which resulted in such Excess Stock and (ii) the date the Board of Directors determines in good faith that a transfer resulting in Excess Stock has occurred, if Inland does not receive a notice of transfer pursuant to Section 5 of Article VIII but in no event later than a permitted transfer from the trust pursuant to and in compliance with the terms of Section 18 of Article VIII.

        Article VIII requires that every beneficial owner of more than 9.8% (or any other percentage, between 0.5% and 9.8%, as provided in the income tax regulations promulgated under the Code) of the number or value of the outstanding shares of capital stock give Inland written notice by January 31st of each year stating the name and address of the beneficial owner, the number of shares beneficially owned and a description of how the shares are held. In addition, each stockholder, regardless of ownership level, must provide Inland with any information that the company reasonably requests to determine the Inland's status as a REIT, to comply with the requirements of any taxing authority or governmental agency or to determine any such compliance.

        The ownership limitations contained in Article VIII of the Restated Articles could have the effect of discouraging a takeover or other transaction in which holders of some, or a majority, of the outstanding shares of capital stock might receive a premium for their shares over the then-prevailing market price or a price which the holders might believe to be otherwise in their best interest.

        Maryland Anti-Takeover Statutes.    The following discussion is a general summary of certain provisions of the Maryland General Corporation Law ("MGCL") that could restrict or otherwise effect the rights of holders of Common Stock. The description of these provisions is necessarily general and reference should be made in each case to the relevant provisions of the MGCL summarized below.

        Subtitle 6 of Title 3 of the MGCL is applicable to certain corporations organized under the laws of Maryland, including Inland. Subject to certain exceptions, Subtitle 6 of Title 3 of the MGCL (the "Business Combination Act") provides that a Maryland corporation shall not engage in any business combination with any "interested stockholder" (as defined below) for a period of five years following the most recent date on which the interested stockholder became an interested stockholder. If a business combination is consummated with an interested stockholder after the five year moratorium, the Business Combination Act requires that such business combination be approved by a vote of at least 80% of the votes of each class of stock entitled to vote, voting together as a single voting group, and at least two-thirds of the votes of each class of stock entitled to vote, other than the voting shares held by the interested stockholder, voting together as a single voting group. These statutory requirements do not apply, however, if the board of directors by resolution approves or exempts such business combinations generally or a particular combination from the requirements of the MGCL prior to the date that an interested stockholder first becomes an interested stockholder. Further, the supermajority voting requirements do not apply if each of the following conditions is met: (a) specified "fair price" criteria are met, as described in the following paragraph; (b) the consideration to be given to the stockholders is in cash or in the same form the interested stockholder paid for shares of the same class or series; and (c) between the time the interested stockholder becomes an interested stockholder and before the consummation of a business combination the following conditions are met: (1) any preferred stock dividends are declared and paid on their regular date; (2) the annual dividend rate of stock other than preferred stock is not reduced and is raised if necessary to reflect any transaction which reduces the number of outstanding shares; and (3) the interested stockholder does not become the beneficial owner of any additional shares of the corporation. An "interested stockholder" is generally defined to mean any person that (a) is the beneficial owner of 10% or more of the outstanding voting stock of such corporation or (b) is an affiliate of a corporation and was the owner of 10% or more of the outstanding voting stock of the corporation at any time within two years immediately prior to the relevant date.

        The Business Combination Act's fair price criteria include the following: (a) the aggregate amount of the cash and market value of the noncash consideration to be received by the holders of common stock is at least as much as the higher of (1) the highest price the interested stockholder paid for stock of the same class or series within the five-year period immediately prior to the announcement date of the combination proposal, plus interest, and (2) the market value of stock of the same class or series on the announcement date or on the determination date, plus interest; and (b) the aggregate amount of the cash and market value of the noncash consideration to be received by holders of stock other than common stock is at least as much as the highest of (1) the highest price the interested stockholder paid for the same class or series within the five-year period immediately prior to the announcement date of the combination proposal, plus interest, (2) the highest preferential amount per share to which the holders of such stock are entitled in the event of any liquidation, dissolution, or winding up of the corporation and (3) the market value of stock of the same class or series on the announcement date or on the determination date, plus interest.

        Under certain circumstances, the Business Combination Act may make it more difficult for an "interested stockholder" to effect various business combinations with a corporation for a five-year period, although the stockholders may elect that Inland not be governed by this section, upon the affirmative vote of at least 80% of the votes of each class of stock entitled to vote, voting together as a single voting group, and at least two-thirds of the votes of each class of stock entitled to vote, other than the voting shares held by the interested stockholder, voting together as a single voting group. Inland's stockholders have taken no action to exclude Inland from restrictions imposed under the Business Combination Act.

        Subtitle 7 of Title 3 of the MGCL (the "Control Share Acquisition Act") also is applicable to certain corporations organized under the laws of Maryland, including Inland. Subject to certain exceptions and conditions, the Control Share Acquisition Act provides that once a person proposes to make or makes a "control share acquisition" and delivers an acquiring person statement to the corporation, the stockholders will vote on whether the control shares may exercise voting rights. Such rights are granted only by resolution approved by the affirmative vote of two-thirds of all the votes entitled to be cast on that matter excluding the interested shares.

        "Control shares" means shares that, if voted, would have voting power when added together with all other shares a person either owns or as to which such person directs the exercise, within the following ranges: (a) at least 10% but less than 33 1/3% of all voting power; (b) at least 33 1/3% but less than a majority of all voting power; or (c) a majority or more of all voting power. An acquisition of shares is not considered a control share acquisition under certain circumstances, including where the acquisition is part of a merger, consolidation or share exchange if the corporation is a party to the agreement of merger, consolidation or share exchange.

        Unless otherwise provided by a corporation's articles of incorporation or bylaws: (i) control shares acquired in a control share acquisition with respect to which no acquiring person statement has been filed may be redeemed by the corporation at any time during a period commencing on the eleventh day after the control share acquisition and ending 60 days after such statement has been delivered at "fair value" (as defined below); and (ii) control shares acquired in a control share acquisition that are not accorded full voting rights may be redeemed by the corporation at "fair value." Unless provided otherwise in the corporation's articles of incorporation or bylaws, in the event that control shares acquired in a control share acquisition are accorded full voting rights and the acquiring person has acquired a majority of all voting power of the corporation, the stockholders of the corporation, other than the acquiring person, have dissenters' rights. "Fair value" is defined as a value not less than the highest price paid per share by the acquiring person in the control share acquisition.

        Under certain circumstances, the Control Share Acquisition Act may make it more difficult for an "acquiring person" to exercise control over a corporation due to the limitations placed on that person's ability to vote the control shares, although the corporation may, before any such control share acquisition, elect not to be governed by this chapter by adopting an amendment to the corporation's articles of incorporation or bylaws. Currently, Article VI, Section 3 of the Restated Articles and Article II, Section 7(b) of the Bylaws provide that the Control Share Acquisition Act does not apply to any acquisition of shares of capital stock by an "Existing Holder" (as that term is defined in the Restated Articles) if such acquisition is not otherwise prohibited or restricted by Article VIII of the Restated Articles.

Certain Anti-Takeover Provisions in the Restated Articles and Bylaws

        The following discussion is a general summary of certain provisions of the Restated Articles and Bylaws that may be deemed to have an "anti-takeover" effect. The description of these provisions is necessarily general and reference should be made in each case to the Restated Articles and Bylaws.

        Availability of Preferred Stock.    The Restated Articles authorize the issuance of up to 6,000,000 shares of preferred stock, which may be issued with rights and preferences that could impede an acquisition. This preferred stock, none of which has yet been issued by Inland, together with authorized but unissued shares of Common Stock, could also represent additional capital stock required to be purchased by an acquirer.

        Advance Notice Requirement for Nominations.    With respect to an annual meeting of stockholders, the Bylaws provide that nominations of persons for election to the Board of Directors and the proposal of business to be considered by stockholders may be made only: (i) pursuant to Inland's notice of the meeting; (ii) by or at the direction of the Board of Directors; or (iii) by any stockholder who is entitled to vote at the meeting and has complied with the advance notice procedures set forth in Article II, Section 14(a) of the Bylaws. These advance notice procedures generally require stockholders to submit written notice, in the form set forth in the Bylaws, to the corporate secretary of Inland at the principal executive offices of the company not less than 45 days before the anniversary of the date on which Inland first mailed its notice of meeting for the prior year's annual meeting. With respect to special meetings of stockholders, only the business specified in Inland's notice of meeting may be brought before the special meeting of stockholders. Nominations of persons for election to the Board of Directors may be made at a special meeting of stockholders at which directors are to be elected only: (i) pursuant to Inland's notice of the meeting; (ii) by or at the direction of the Board of Directors; or (iii) provided that the Board of Directors has determined that directors shall be elected at such special meeting, by a stockholder who is entitled to vote at the meeting and has complied with the advance notice provisions set forth in Article II, Section 14(b) of the Bylaws.

        Size of Board of Directors; Filling of Vacancies.    Article VII of the Restated Articles provides that the number of directors of Inland should not be fewer than three or more than nine, a majority of which must be "Independent Directors" (as that term is defined in the Restated Articles and the Bylaws). The power to determine the number of directors within these numerical limitations is vested in the Board of Directors. In order to serve on the Board of Directors, a director must have had at least three years of relevant real estate experience demonstrating the knowledge and experience required to successfully acquire and manage the type of assets being acquired by Inland. In addition, at least one of the Independent Directors must have three years of relevant real estate experience. Any vacancy on the Board of Directors caused by death, resignation or incapacity of a director or an increase in the number of directors will be filled by a majority of the remaining directors. With respect to a vacancy created by the death, resignation or incapacity of an Independent Director, the remaining Independent Directors must nominate a replacement. Vacancies occurring as a result of the removal of a director by stockholders must be filled by a majority vote of the stockholders. Any director may resign at any time and may be removed with or without cause by stockholders owning at least a majority of the outstanding shares.

        Amendment of Bylaws.    Article IX of the Bylaws provides that, unless otherwise provided in the Restated Articles, the Bylaws may be altered, amended or repealed in a manner not inconsistent with the Restated Articles or the laws of the State of Maryland at any properly constituted meeting of the Board of Directors by a majority vote of the directors present at the meeting, except that any amendment which requires greater than a majority vote of the directors must be amended by the requisite vote and no Bylaw adopted by the stockholders may be altered, amended or repealed by the directors if the provision of such Bylaw provides that it may not be altered, amended or repealed without a stockholder vote.

        Amendment of Articles.    Article XIV of the Restated Articles provides that the Board of Directors reserves the right from time to time to make any amendment to the Restated Articles including any amendment altering the terms or contract rights of any shares of outstanding capital stock. Notwithstanding the foregoing, without concurrence of a majority of the outstanding shares of Common Stock, the Board of Directors may not: (i) amend the Restated Articles, except for amendments which do not adversely affect the rights, preferences and privileges of the holders of Common Stock, including amendments to provisions relating to director qualifications, fiduciary duty, liability and indemnification, conflicts of interest, investment policies or investment restrictions; (ii) sell all or substantially all of Inland's assets other than in the ordinary course of the company's business or in connection with liquidation and dissolution; (iii) cause a merger or other reorganization of Inland; or (iv) dissolve or liquidate Inland, other than before the initial investment in a property by the company. For purposes of the preceding clause (ii), a sale of all or substantially all of Inland's assets shall mean the sale of two-thirds or more of Inland's assets based on the total number of properties or the current fair market value of those assets.

        Conversion Transactions and Roll-Ups.    The Restated Articles require that certain exchange offers, mergers, consolidations or similar transactions involving Inland in which the holders of shares of Common Stock receive securities in a surviving entity having a substantially longer duration or materially different investment objectives and policies, or that provides significantly greater compensation to management be approved by all of the Independent Directors and by the holders of 66% of the shares of Common Stock, except for any transaction effected because of changes in applicable law, or to preserve tax advantages for a majority in interest of the holders of Common Stock. It should be noted that standards such as "substantially longer life," "materially different investment objectives and policies" or "provides significantly greater compensation to management" are not defined and are by their nature potentially ambiguous. Any ambiguities will be resolved by the Board of Directors, a majority of whom are independent.

        In connection with a proposed "Roll-Up" (as that term is defined below and in the Restated Articles), an appraisal of all of Inland's assets must be obtained from an "Independent Expert" (as that term is defined in the Restated Articles). The appraisal will be included in a prospectus used to offer the securities of a "Roll-Up Entity" (as that term is defined in the Restated Articles) and filed with the Securities and Exchange Commission and the state regulatory commissions as an exhibit to the registration statement for the offering. Accordingly, an issuer using the appraisal will be subject to liability for violation of Section 11 of the Securities Act of 1933, as amended, and comparable provisions under state laws for any material misrepresentations or material omissions in the appraisal. Inland's assets must be appraised in a consistent manner and the appraisal must be based on an evaluation of all relevant information indicating the value of Inland's assets as of a date immediately prior to the announcement of the proposed Roll-Up transaction. The appraisal must assume an orderly liquidation of Inland's assets over a 12-month period. The terms of the engagement of the Independent Expert must clearly state that the engagement is for the benefit of Inland and its holders of Common Stock. A summary of the independent appraisal, indicating all material assumptions underlying the appraisal, must be included in a report to the stockholders in connection with a proposed Roll-Up. A "Roll-Up" is a transaction involving the acquisition, merger, conversion or consolidation, either directly or indirectly, of Inland and the issuance of securities of a Roll-Up Entity. A Roll-Up does not include: (i) a transaction involving securities of Inland that have been listed on a national securities exchange or traded through the Nasdaq National Market for at least twelve months; or (ii) a transaction involving the conversion of Inland to corporate, trust or association form if, as a consequence of the transaction, there will be no significant adverse change in any of the following: (a) voting rights of holders of Common Stock; (b) the term and existence of Inland; or (c) Inland's investment objectives.

        Notwithstanding the foregoing, the company may not participate in any proposed Roll-Up which would:

  •
  result in the holders of Common Stock having rights to meetings less frequently or which are more restrictive than those provided in the Restated Articles;

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  result in the holders of Common Stock having voting rights that are less than those provided in the Restated Articles;

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  result in the holders of Common Stock having greater liability than as provided in the Restated Articles;

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  result in the holders of Common Stock having rights to receive reports that are less than those provided in the Restated Articles;

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  result in the holders of Common Stock having access to records that are more limited than those provided in the Restated Articles;

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  include provisions which would operate to materially impede or frustrate the accumulation of shares by any purchaser of the securities of the Roll-Up Entity (except to the minimum extent necessary to preserve the tax status of the Roll-Up Entity);

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  limit the ability of an investor to exercise the voting rights of its securities in the Roll-Up Entity on the basis of the number of the shares held by that investor;

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  result in investors in the Roll-Up Entity having rights of access to the records of the Roll-Up Entity that are less than those provided in the Restated Articles; or

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  place any of the costs of the transaction on Inland if the Roll-Up is not approved by the stockholders;

provided, however, that Inland may participate in a proposed Roll-Up if the holders of Common Stock would have rights and be subject to restrictions comparable to those contained in the Restated Articles, with the prior approval of a majority of the holders of Common Stock.

        Stockholders who vote "no" on the proposed Roll-Up must have the choice of: (i) accepting the securities of the Roll-Up Entity offered in the proposed Roll-Up; or (ii) one of either: (a) remaining as stockholders of Inland and preserving their interests therein on the same terms and conditions as previously existed; or (b) receiving cash in an amount equal to such stockholders' pro rata share of the appraised value of the net assets of Inland.

        The foregoing provisions in the Restated Articles and Bylaws could have the effect of discouraging a takeover or other transaction in which holders of some, or a majority, of the shares might receive a premium for their shares over the then-prevailing market price or which these holders might believe to be otherwise in their best interests.

Item 2.    Exhibits.

        The following exhibits have been filed with the Securities and Exchange Commission:

  (1)
  Third Articles of Amendment and Restatement of Inland, incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K dated July 1, 2000 as filed with the Securities and Exchange Commission on July 14, 2000; and

  (2)
  Amended and Restated Bylaws of Inland, incorporated by reference to Exhibit 3.2 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2000 as filed with the Securities and Exchange Commission on March 30, 2001.

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SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

INLAND REAL ESTATE CORPORATION
Date: May 17, 2004	By:	/s/ ROBERT D. PARKS Name: Robert D. Parks Title: President and Chief Executive Officer

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  Item 1. Description of Registrant's Securities to be Registered.
  Item 2. Exhibits.
SIGNATURE